1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 11, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 333-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 289

Dear Ms. Cole:

This letter responds to your comment with respect to the filing of post-effective amendment no. 289 to the Company’s registration statement, filed on March 28, 2013, to add iShares MSCI Colombia Capped ETF (the “Fund”) as a series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comment was provided in a telephone conversation on May 22, 2013. For your convenience, your comment is summarized below and the comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Please confirm that all of the identified principal risks are in fact principal risks of the Fund.

Response: The Company confirms that the principal risks identified in the prospectus are in fact principal risks of the Fund.

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Katherine Drury

Michael Gung

Joel Whipple